SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 24, 2009

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated November 24, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   November 24, 2009

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

 TSX:

 TNX

Tel:  (860) 364-1830

  NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - November 24, 2009

Tanzanian Royalty Announces $3.14 Million Financing

For Evaluation Program at Kigosi Gold Project

Tanzanian Royalty is pleased to announce a $3.14 million private placement comprising 1,155,835 shares through two European investment funds.

Proceeds from the financing will be used to evaluate and develop the Company’s Kigosi Gold Project in the Lake Victoria Goldfields of Tanzania where significant quantities of near surface, gold-bearing gravels have been indicted in several phases of RC drilling.

According to James E. Sinclair, Chairman and Chief Executive Officer, “Our immediate plans for 2010 include the bulk sampling of surface gravels at Kigosi, with a view to developing the property’s larger scale potential on a staged basis over the next few years.”

“This is a time tested way of developing a gold project and in fact most of the world’s historic mining camps have been developed on this basis. It reduces risk to shareholders and preserves the value of the asset for investors,” he said.

Budgets for equipment purchases have been approved and the Company’s in-house technical staff are completing the equipment selection process for the bulk sampling plant and delivery times to the Kigosi site.

The private placement common shares are subject to certain mandated hold periods and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with the placement.  The private placement is subject to regulatory approval.

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.